February 26, 2026

Laurent Mercier
Chief Financial Officer
COTY INC.
350 Fifth Avenue
New York, NY 10118

        Re: COTY INC.
            Form 10-K for the Year Ended June 30, 2025
            Form 10-Q for the Period Ended December 31, 2025
            File No. 001-35964
Dear Laurent Mercier:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended December 31, 2025
Critical Accounting Policies, page 60

1.     You disclose,    there have been no material changes to the items
disclosed as critical
       accounting policies and estimates,    including goodwill, since the
disclosure in the Form
       10-K. Please expand your disclosure to address the subsequent substantial decrease in market capitalization and the impact on your assessment of the likelihood of future material goodwill impairment charges. Tell us and disclose your consideration of ASC
       350-20-35-30 and the need to perform a more recent impairment test.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.
 February 26, 2026
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and
                    Services